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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   X   Form 40-F
                                   -----           -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes       No   X
                                   -----    -----
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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a disclosure on inquiry on the Company's consideration of a possible acquisition of Dreamline Corporation with respect to which no definitive decision has been made to date, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on August 8, 2003; and

     Exhibit 99.2: a fair disclosure on the Company's subscriber numbers for July 2003, filed with the KOSDAQ on August 8, 2003.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            HANARO TELECOM, INC.



Date: August 12, 2003                       By: /s/ Kyu June Hwang
                                               ---------------------------------
                                               Name: Kyu June Hwang
                                               Title: Managing Director
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                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------
99.1:          a disclosure on inquiry on the Company's consideration
               of a possible acquisition of Dreamline Corporation with respect to which no definitive decision has been made to date, filed with the Korea Securities Dealers Association Automated Quotation
               Market ("KOSDAQ") on August 8, 2003.

99.2: a fair disclosure on the Company's subscriber numbers for July 2003, filed with the KOSDAQ on August 8, 2003.